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EXHIBIT 3.3


(ON CHRISTIAN, BARTON, EPPS, BRENT & CHAPPELL LETTERHEAD)

10/05/95

John Nuveen & Co. Incorporated
333 W. Wacker Drive
Chicago, Illinois  60606

Attn:  James J. Wesolowski, Esquire
       General Counsel


The Chase Manhattan Bank, N.A.,
as Trustee of Nuveen Tax-Exempt Unit Trust
Series 828,
Virginia Traditional Trust 304
770 Broadway
New York, New York  10003

Gentlemen:

    We have acted as special Virginia counsel to Nuveen Tax-Exempt Unit Trust, Series 828 (the "Fund") concerning a Registration Statement (No. 33-62675) under the Securities Act of 1933, as amended (the "Registration Statement"), covering the issuance by the Fund of units of fractional undivided interest pursuant to a Trust Indenture and Agreement dated as of the date hereof between John Nuveen & Co. Incorporated and The Chase Manhattan
Bank, N.A.. The Fund will issue units in several State Trusts, one of which is the Virginia Traditional Trust (the "Virginia Trust" or "Trust", the units of which are referred to as "the Units"). The Units will be purchased by various investors (the "Unitholders"). Each Trust will be administered as a distinct entity with separate certificates, investments, expenses, books and records.
    The assets of the Virginia Trust will consist of interest-bearing obligations issued by or on behalf of the Commonwealth of Virginia, its counties, municipalities, authorities or political subdivisions, and, provided the interest thereon is exempt from Virginia income taxes by the laws or treaties of the United States, by or on behalf of United States territories or possessions, including Puerto Rico, Guam, the Virgin Islands and the Northern Mariana Islands, and their political subdivisions and authorities (the "Bonds").

    You have requested our opinion as to the application of Virginia state and local taxes to the Trust and the Unitholders. In rendering our opinion, we have assumed that the interest on all Bonds in the Trust will be exempt from Federal income tax. Furthermore, in rendering our opinion, we have relied on the opinion of Messrs. Chapman and Cutler, of even date herewith, that:

    (1) the Trusts are not associations taxable as corporations for Federal income tax purposes and tax-exempt interest received by each of the Trusts on Bonds deposited therein will retain its status as tax-exempt interest, for Federal income tax purposes, when distributed to a Unitholder;

    (2)  each Unitholder of a Trust is considered to be the owner of a pro rata portion of such Trust under Subpart E, sub-chapter J of Chapter 1 of the Internal Revenue Code of 1986 and will have a taxable event when the Trust disposes of a Bond or when the Unitholder redeems or sells Units . . . .
If the Trustee disposes of Bonds (whether by sale, payment on maturity, redemption or otherwise), gain or loss is recognized to the Unitholder.
The amount of any such gain or loss is measured by comparing the Unitholder's pro rata share of the total proceeds from such disposition with the Unitholder's basis for his or her fractional interest in the asset disposed of. In the case of a Unitholder who purchases Units, such basis (before adjustment for earned original issue discount and amortized bond premium, if any) is determined by apportioning the cost of the Units among each of the Trust assets ratably according to value as of the date of acquisition of the Units. The tax cost reduction requirements of said Code relating to amortization of bond premium may, under some circumstances, result in the Unitholder realizing a taxable gain when his or her Units are sold or redeemed for an amount equal to their original cost.

    Based upon the foregoing, we are of the following opinion:

    The Trust will be treated as a trust for Virginia income tax purposes and not as an association taxable as a corporation. As a result, income of the Trust will be treated as the income of the Unitholders.

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    The calculation of Virginia taxable income begins with federal adjusted gross income in the case of an individual or federal taxable income in the case of a corporation, estate or trust. Certain modifications are specified, but no such modification would require the addition of interest on the Bonds. Accordingly, amounts representing tax-exempt interest for federal income tax purposes received or accrued by the Trust with respect to the Bonds, will not be taxed to the Trust or to the Unitholders for Virginia income tax purposes. To the extent that interest on obligations of the Commonwealth or any political subdivision or instrumentality thereof is included in federal adjusted gross income, Virginia law provides that the income shall be subtracted in arriving at Virginia taxable income. In addition, Virginia income tax exemption is independently provided for interest on certain obligations, including those issued by industrial development authorities created pursuant to the Virginia Industrial Development and Revenue Bond Act, by the Virginia Housing Development Authority, by the Virginia Resources Authority and by the Virginia Education Loan Authority. Where such an independent exemption is provided, interest on such obligations is exempt from Virginia income taxation without regard to any exemption from federal income taxes.


    As a general rule, to the extent that gain (whether as a result of the sale of Bonds by the Trust or as a result of the sale of a Unit by the Unitholder) is subject to federal income taxation, such gain will be included in the Unitholder's Virginia taxable income. Under the language of certain enabling legislation, however, such as the Virginia Industrial Development and Revenue Bond Act, the Virginia Resources Authority Act and the Virginia Housing Development Authority Act, profit made on the sale of obligations issued by authorities created thereunder is expressly exempt from Virginia income taxation. Such enabling legislation does not appear to require a disallowance in the calculation of Virginia taxes of any loss that may be deductible for federal income tax purposes with respect to such obligations, although the Virginia Department of Taxation has taken a contrary view.

    No income tax is imposed by any political subdivision of the Commonwealth of Virginia. The Commonwealth of Virginia does not impose a gift tax. The Virginia estate tax is equal to the maximum state death tax credit allowable against the federal estate tax payable by the estate.

    We have not examined any of the Bonds, nor have we made any review of the proceedings relating to the issuance of the Bonds or the basis for any opinions with respect to their validity or the tax-exempt status thereof for federal income tax purposes. We have made no independent investigation as to, or passed on, the operation of the Trust or the sale of the Units in Virginia or in any other state. No opinion was requested, nor is any opinion expressed, with respect to any tax consequences to the sponsor of the Trust, any underwriters, or any broker-dealers.

    We should point out that to the extent the Trust consists of property of persons domiciled in Virginia, the Trust will in our opinion be considered a "resident trust" for Virginia income tax purposes. While we do not believe that the mere ownership by the Trust of the Bonds constitutes sufficient nexus to subject the Trust to the tax jurisdiction of Virginia, we express no opinion as to whether any activities with respect to the sale of Units in Virginia may establish such a nexus. If a sufficient nexus exists, then if the Trust is required to file a federal fiduciary income tax return it will also be required to file a Virginia fiduciary income tax return. Any such return would be for information purposes only, since each transaction of the Trust should be treated as a transaction of the several Unitholders, and not as a transaction of the Trust that could give rise to Virginia taxable income of the Trust.

    We consent to the filing of this opinion as an exhibit to the Registration Statement and to the use of our name and the reference to our firm in the Registration Statement and the prospectus included therein.

Very truly yours,


CHRISTIAN, BARTON, EPPS, BRENT & CHAPPELL